Press Release

Brussels, 29 January 2008 – 1/1

SUPPL

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market

InBev announces AmBev's increase of the tender offer price for shares of Quilmes Industrial S.A. ("Quinsa")

InBev (Euronext:INB) announces that, as of close of business on January 28, 2008, 6,277,001 Class B shares (including Class B shares held as ADSs) of AmBev's subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa"), representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn from the voluntary offer made by AmBev, which exceeded the threshold of 5,968,722 Class B shares (including Class B shares held as ADSs) at which AmBev agreed to increase the tender offer price. AmBev announced that it has increased the tender offer price to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share and .S.$82.50 per ADS pursuant to the terms and conditions of the Offer to Purchase.

Further details can be found in AmBev's corresponding press release available at: www.ambev-ir.com.

Dutch and French versions of this press release will be posted on www.inbev.com later today.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 88 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com